Exhibit (a)(1)(M)
Letter to Eligible Partners in Australia
STARBUCKS CORPORATION
2005 COMPANY-WIDE SUB-PLAN
TO THE
2005 LONG-TERM EQUITY INCENTIVE PLAN
RULES OF THE AUSTRALIAN SUB-PLAN
1 May 2009
To Eligible Partners in Australia:
This letter forms part of the Australian Offer Document for the offer to voluntarily exchange eligible stock options granted under the Starbucks Corporation 2005 Company-Wide Sub-Plan to the 2005 Long-Term Equity Incentive Plan (the “Plan”) for a lesser amount of new stock options with a lower exercise price (the “Exchange Offer”) pursuant to the Offer to Exchange Certain Stock Options for New Stock Options (the “Offer to Exchange document”), a copy of which you have received with this letter. New stock options will be granted under the Plan, a copy of which is available upon request from Partner Resources, as described on page 4 of the Australian Offer Document. Terms defined in the Australian Offer Document and/or the Plan have the same meaning in this letter.
The exercise price of the new stock options will be equal to the closing price of Starbucks common stock on the date the new stock options are granted (i.e., the next business day after the expiration of the Exchange Offer) as reported on the NASDAQ Global Select Market. However, this letter outlines the method of calculation of the Australian dollar equivalent of the exercise price of the new stock options calculated as of the date of this Exchange Offer (being 1 May 2009).
As of the date of this Exchange Offer, being 1 May 2009:
(a)	the applicable exchange rate is A$1.00 = US$ ;

(b)	the market price for a share of Starbucks common stock was US$ ; and

(c)	the Australian dollar equivalent of the market price of a share of Starbucks common stock on 1 May 2009 is A$ , calculated as the market price of a share of Starbucks common stock noted above in (b), divided by the exchange rate as noted above in (a).
The exchange rate used for these calculations is the U.S. dollar exchange rate published by an Australian bank on the last business day prior to the date of this Exchange Offer.
Please note that the above calculation is provided for informational purposes only, and does not predict the Australian dollar equivalent of the exercise price on the date of exercise of any new stock options you may be granted in exchange for eligible stock options surrendered pursuant to this Exchange Offer, the U.S. dollar exercise price or the applicable exchange rate.  The Australian dollar equivalent of the exercise price for any new stock options exercised by you will depend on the actual exercise price and the actual exchange rate applied when converting your Australian dollars to U.S. dollars for purposes of exercising your new stock options.
Sincerely,
Starbucks Corporation

OFFER DOCUMENT

STARBUCKS CORPORATION
2005 COMPANY-WIDE SUB-PLAN
TO THE
2005 LONG-TERM EQUITY INCENTIVE PLAN

OFFER TO EXCHANGE CERTAIN STOCK OPTIONS FOR
NEW STOCK OPTIONS TO AUSTRALIAN RESIDENT PARTNERS

1 May 2009

Investment in shares involves a degree of risk.  Partners who elect to participate in the Plan should monitor their participation and consider all risk factors relevant to the exchange of eligible stock options for new stock options and the acquisition of common stock under the Plan as set out in this Offer Document and the Additional Documents.

The information contained in this Offer Document and the Additional Documents is general advice only.

Partners should consider obtaining their own financial product advice from an independent person who is licensed by the Australian Securities and Investments Commission to give advice about participating in the Plan.

OFFER TO EXCHANGE CERTAIN STOCK OPTIONS FOR
NEW STOCK OPTIONS TO AUSTRALIAN RESIDENT PARTNERS

STARBUCKS CORPORATION

2005 COMPANY-WIDE SUB-PLAN
TO THE
2005 LONG-TERM EQUITY INCENTIVE PLAN

To our Eligible Partners in Australia:

We are pleased to provide you with this offer to voluntarily exchange eligible stock options granted under the Starbucks Corporation 2005 Company-Wide Sub-Plan to the 2005 Long-Term Equity Incentive Plan (the “Plan”) for a lesser amount of new stock options with a lower exercise price (the “Exchange Offer”). “Eligible stock options” are Company stock options held by eligible partners that have an exercise price that is greater than $19.00, which approximates the 52-week high trading price of the Company’s common stock as reported by the NASDAQ Global Select Market (measured from the commencement date of the Exchange Offer), and which were granted prior to 1 December 2007. The number of new stock options will be determined using an exchange ratio designed to result in a fair value, using standard valuation techniques, of the new stock options being approximately equal to the fair value of the stock options that are surrendered for exchange. This Offer Document sets out information regarding the Exchange Offer to Australian Partners of the Company and its Australian Subsidiary.

We believe that an effective and competitive partner incentive program is imperative for the success of our business. Stock options constitute a key component of our incentive and retention programs because we believe that equity compensation encourages partners to act like owners of the business, motivating them to work toward the Company’s success and rewarding their contributions by allowing them to benefit from increases in the value of our shares. Due to the significant decline of the Company’s stock price during the last few years, many Partners now hold stock options with exercise prices significantly higher than the current market price of the Company’s common stock. Many Partners view their existing stock options as having little or no value due to the significant difference between the exercise prices and the current market price of the Company’s common stock. As a result, for many Partners, the stock options are ineffective at providing the incentives and retention value that the Company believes are necessary to motivate and retain Partners.

The Exchange Offer is intended to address this situation by providing eligible Partners with an opportunity to surrender eligible stock options for new stock options that have a lower exercise price, thereby creating better incentives and retention value for Partners to remain with the Company or any of its subsidiaries or affiliates and to contribute to achievement of the Company’s business objectives.

Terms not otherwise defined in this Offer Document shall have the same meaning as in the Plan.

1.	OFFER OF STOCK OPTIONS

This is an offer made by the Company to eligible Partners to surrender eligible stock options in exchange for a lesser number of new stock options with a lower exercise price pursuant to the terms of the Exchange Offer.

Participation in the Exchange Offer is completely voluntary. If you choose not to participate, you will keep your eligible stock options.

2.	TERMS OF GRANT

The Exchange Offer is governed by the terms and conditions set forth in the Offer to Exchange document, the Plan and this Offer Document. By participating in the Exchange Offer, you will be bound by the rules of the Exchange Offer, the Plan and this Offer Document.

3.	ADDITIONAL DOCUMENTS

In addition to the information set out in this Offer Document the documents listed below (collectively, the “Additional Documents”) provide further information necessary to make an informed investment decision in relation to your participation in the Exchange Offer and the Plan:

(i) Cover letter to all eligible partners with instructions and personal identification number (PIN);

(ii) Offer to Exchange document;

(iii) Paper election form;

(iv) Paper notice of withdrawal form;

(v) Supplemental frequently asked questions;

(vi) Online exchange instructions; and

(vii) Cover letter to this Offer Document.

The Offer to Exchange document sets out details regarding how to participate in the Exchange Offer and the terms and conditions of the new stock options to the extent they differ from the eligible stock options. The Offer to Exchange document also sets out a summary of the 2005 Long-Term Equity Incentive Plan, which also serves as a summary of the Plan.

The other Additional Documents provide further information to make an informed investment decision in relation to your participation in the Exchange Offer.

4.	RELIANCE ON STATEMENTS

You should not rely upon any oral statements made to you in relation to this offer. You should only rely upon the statements contained in this Offer Document and the Additional Documents when considering your participation in the Plan and the Exchange Offer.

5.	WHAT IS A NEW STOCK OPTION IN THE COMPANY?

A new stock option granted pursuant to the Plan gives its holder the right (once vested), but not the obligation, to purchase Shares at a price fixed on the grant date.

6.	WHAT IS THE EXERCISE PRICE OF NEW STOCK OPTIONS?

The exercise price (the price you must pay to acquire a Share on the exercise of a new stock option) will be equal to the closing price of Starbucks common stock on the date the new stock options are granted (the next business day after the expiration of the Exchange Offer) as reported on the NASDAQ Global Select Market.

The exercise price is denominated in U.S. dollars and must be paid in U.S. dollars. The Australian dollar equivalent of the exercise price will change with fluctuations in the US$/A$ exchange rate. The Australian dollar amount required to exercise your new stock options and purchase a Share will be that amount which, when converted into U.S. dollars on the date of exercise, equals the exercise price.

7.	WHAT IS A SHARE OF COMMON STOCK IN THE COMPANY?

Common Stock in a U.S. corporation is analogous to ordinary shares of an Australian corporation. Each holder of Shares is entitled to one vote for every Share held in the Company.

Dividends may be paid on the Shares out of any funds of the Company legally available for dividends at the discretion of the Board of Directors of the Company.

The issued capital of the Company is comprised only of Common Stock. The Shares are listed and may be traded on the NASDAQ Global Select Market.

Shares are not liable to any further calls for payment of capital or for other assessment by the Company and have no sinking fund provisions, pre-emptive rights, conversion rights or redemption provisions.

8.	HOW CAN I OBTAIN UPDATED INDICATIVE EXAMPLES OF THE EXERCISE PRICE IN AUSTRALIAN DOLLARS?

Within a reasonable time following your request, the Company will provide you with the current market price for a Share, the exercise price, and the Australian dollar equivalent of each, as at the date of your request. The Australian dollar equivalent will be calculated using the U.S. dollar exchange rate of exchange published by an Australian bank on the business day prior to your request.

You should direct your request to:

Starbucks Coffee Company Pty. Ltd.
Partner Resources
Unit 1, 14 Rodborough Road
Frenchs Forest, NSW 2086,
Australia
Phone: 61 2 8977 8500

9.	WHAT ADDITIONAL RISK FACTORS APPLY TO AUSTRALIAN RESIDENTS’ PARTICIPATION IN THE PLAN?

Partners should have regard to risk factors relevant to investment in securities generally and, in particular, to the holding of Shares. You should be aware that in addition to fluctuations in value caused by the fortunes of the Company, the value of your Shares as well as the exercise price you pay for your Shares will be affected by the US$/A$ exchange rate. Participation in the Plan involves certain risks related to fluctuations in this rate of exchange.

Please note that if you offer your Shares for sale to a person or entity resident in Australia, your offer may be subject to disclosure requirements under Australian law. Please obtain legal advice on your disclosure obligations prior to making any such offer.

10.	PLAN MODIFICATION, TERMINATION, ETC.

Pursuant to Section 3 of the Plan, the Plan will be administered by the Committee. The Committee, from time to time, may adopt rules and regulations for carrying out the provisions and purposes of the Plan and make such other determinations, not inconsistent with the terms of the Plan, as the Committee shall deem appropriate. The Committee may amend, modify or suspend the Plan at any time and from time to time. No such amendment of the Plan may, however, without the written consent of the Partner, alter or impair any stock option.

11.	WHAT ARE THE AUSTRALIAN TAXATION CONSEQUENCES OF PARTICIPATION IN THE PLAN AND THE EXCHANGE OFFER?

The following is a discussion of the material tax consequences of participating in the exchange of eligible stock option grants and the new stock option grants pursuant to the Exchange Offer for eligible partners subject to tax in Australia. This discussion is based on the law in effect in Australia as of April 2009. This discussion is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of eligible partners. Please note that tax laws change frequently and occasionally on a retroactive basis. As a result, the information contained in this discussion may be out of date at the time the new stock options are granted, you exercise the new stock options or you sell Shares acquired at exercise of the new stock options.

If you are a citizen or resident of more than one country, or are considered a resident of more than one country for local law purposes, the information contained in this discussion may not be applicable to you. You are encouraged to seek appropriate professional advice as to how the tax or other laws in Australia apply to your specific situation.

If you surrender eligible stock options for exchange in the Exchange Offer, then you should not rely on the summary as anything other than a broad guide and you are advised to obtain independent taxation advice specific to your particular circumstances before making the decision to participate in the Exchange Offer.

(a)	Exchange of Eligible Stock Options for New Stock Options

Your participation in the Exchange Offer may give rise to taxation. If you choose to surrender eligible stock options in exchange for new stock options, this will be treated as a disposal of the eligible stock options in exchange for the right to receive the new stock options. Therefore, there may be tax implications for you in relation to both of the following: (i) the “cancellation” of the eligible stock options; and (ii) the grant of the right to receive the new stock options.

The amount and characterization of taxable income will depend on whether you made an election to be taxed in the income year of the grant of the eligible stock options (an “Election”). The tax treatment of the disposal of the eligible stock options will also depend on whether the disposal is considered a non-arm’s length transaction (as assumed below). In addition, the discussion below assumes that the new stock options being granted to you are in consideration of Australian services provided by you. If the tax authorities take a view that differs from these assumptions, the tax consequences of this Exchange Offer may differ for you and will depend on your individual circumstances.

If you did not make an Election, you may be subject to tax on the market value (as defined under Australian tax law) of the eligible stock options on the cancellation date (i.e., the date on which the eligible stock options are surrendered in exchange for new stock options) at your marginal rate of tax. The “market value” of the eligible stock options is the greater of (i) the market value of the shares1 underlying the eligible stock options less the exercise price, and (ii) the value of the eligible stock options determined in accordance with a statutory formula.

The value of the eligible stock options under the statutory formula is based on the market value of the underlying shares, the exercise price of the eligible stock options and the remaining exercise period. In accordance with the statutory formula, the market value of the eligible stock options will be nil, where the market value of the underlying shares on the cancellation date is less than 50% of the exercise price of the eligible stock options.

If you made an Election, you will be subject to capital gains tax. Your capital gain will be calculated as the difference between the market value of the eligible stock options at the time of the cancellation and the market value of the eligible stock options on the grant date. If, at the time of the cancellation of the eligible stock options, you have held the eligible stock options for at least one year prior to the cancellation date, you will be subject to tax on 50% of your capital gain. If you have not held the eligible stock options for at least one year, you will be subject to tax on the entire capital gain.

If the market value of the eligible stock options at the time of cancellation is less than the market value of the eligible stock option grants on the grant date, you will be entitled to claim a capital loss in this amount. Capital losses are available to offset current year or future year capital gains. A capital loss cannot be used to offset other income (including salary and wage income).

(b)	Grant of New Stock Options

You will not be subject to income tax and Medicare Levy contributions when the new stock options are granted to you unless you make an Election to that effect. If you make an Election, you will be taxed on the market value of the new stock options on the grant date. The “market value of the new stock options” is the

1  For Australian tax purposes, the market value of the shares on a given day is determined as the weighted average of prices at which the shares were traded on the relevant stock market (in the Company’s case, this is the NASDAQ Global Select Market) during the one-week period up to and including that day.

greater of (i) the market value of the Shares underlying the new stock options less the exercise price, and (ii) the value of the new stock options determined in accordance with a statutory formula.

If you make an Election, it will cover all options, restricted stock units, Shares and rights to Shares you acquire pursuant to an employee stock plan during the applicable income year. The Election must be made prior to the filing of your tax return for the relevant income year. If you do not include the market value of the new stock options as of the grant date in your assessable income for the year that you received the new stock options and pay any applicable tax, you will generally not be permitted to claim in a later income year that you made the Election in the year when you received the new stock options. You should consult your personal tax advisor to determine whether you should make this Election.

(c)	Relevant Assessment Event

If you do not make an Election, you will be subject to income tax and Medicare Levy contributions in the income year in which the earliest of the following occurs (the “Assessment Event”):

(i) you exercise the new stock options;

(ii) you cease employment with the Group (except that to the extent some or all of the new stock options are not and do not become exercisable at this time, you will be treated as if you never acquired the new stock options and no amount will be included in your assessable income);

(iii) you dispose of the new stock options (other than by exercising them); and

(iv) the new stock options expire (subject to a 10-year limit).

The amount included in your assessable income in the income year of the Assessment Event will be:

(i) if you dispose of the new stock options or the acquired Shares in an arm’s length transaction2 within 30 days after the relevant Assessment Event — the amount of any consideration received for the disposal less the exercise price (if the new stock options have been exercised); or

(ii) in any other case — the market value of the new stock options or the acquired shares (as defined under Australian tax law) at the time of the relevant Assessment Event less the exercise price (if the new stock options have been exercised).

(d)	Capital Gains Tax

When you subsequently sell any shares acquired under the Plan, you will be subject to capital gains tax unless you dispose of the shares in an arm’s length transaction within 30 days of the relevant Assessment Event and you did not make an Election (in which case your tax treatment will be limited to the income tax consequences described above). The assessable capital gain will be:

(i) where you have held the Shares for less than one year — the difference between the sale price and your cost basis in the Shares (where the disposal is an arm’s length transaction) or the difference between the market value of the shares and the cost basis in the shares (where the disposal is not an arm’s length transaction); or

(ii) where you have held the Shares for at least one year — one-half the difference between the sale price and your cost basis in the Shares (where the disposal is an arm’s length transaction) or one-half the difference between the market value of the shares and the cost basis in the Shares (where the disposal is not an arm’s length transaction) (subject to you first applying any prior year or current year capital losses against the full capital gain).

If you made an Election, your cost basis in the Shares will be the market value of the new stock options (as defined under Australian tax law) on the grant date plus the exercise price. If you did not make an

2  If you sell your Shares on the NASDAQ Global Select Market, this will be considered an “arm’s length transaction.

Election, your cost basis in the Shares will be the market value of the new stock options (as defined under Australian tax law) at the time of the relevant Assessment Event plus the exercise price.

If you sell the Shares in an arm’s length transaction at a sale price that is less than the cost basis of the Shares, then a capital loss equal to the difference will be available to offset same year or future year capital gains. A capital loss cannot be used to offset other income (including salary and wage income).

If the Shares are sold in a non-arm’s length transaction, the market value of the Shares at the time of the transaction is used instead of the sale price for any of the calculations in this section.

(e)	No Benefit Where Options Lost

Where the new stock options are lost (e.g., forfeited on cessation of employment) without being exercised you will be deemed to have never acquired the new stock options. As such, no amount needs to be included in your assessable income for the new stock options. Where you made the Election and an amount was included in your assessable income you will need to amend your assessment for that income year to remove the amount previously included and obtain a refund of the tax paid.

(f)	Exercise and Sell (Cashless Exercise)

Where you exercise the new stock options through an exercise and sell (cashless exercise), you will be treated as having disposed of the Shares tendered for payment. You will be liable for capital gains tax on any gain made on the disposal of those Shares in the same way as (d) above.

(g)	Responsibility for Taxes

You are solely responsible for the payment of any tax in connection with the Exchange Offer and your participation in the Plan. Tax will not be withheld by either the Company or your employer in relation to your participation in the Exchange Offer and the Plan.

(h)	Dividends

You must include the gross amount of any dividend paid on the Shares in your assessable income. Such a dividend may be subject to U.S. withholding tax. In that case, you may be entitled to a foreign tax credit whereby the U.S. withholding tax is offset against the Australian tax payable on the dividend. At this time, the Company does not pay dividends on Company Shares.

12.	WHAT ARE THE U.S. TAXATION CONSEQUENCES OF PARTICIPATION IN THE EXCHANGE OFFER AND THE PLAN?

Partners will not be subject to U.S. tax by reason only of participation in the Exchange Offer, the grant of new stock options, the exercise of new stock options and/or the sale of Shares. However, liability to U.S. taxes may accrue if a Partner is otherwise subject to U.S. taxes.

Again, the above is an indication only of the likely U.S. taxation consequences for Australian resident Partners who participate in the Exchange Offer. Partners should seek their own advice as to the U.S. taxation consequences of participation.

13.	AUSTRALIAN SECURITIES ISSUES

Please note that if you offer your Shares for sale to a person or entity resident in Australia, your offer may be subject to disclosure requirements under Australian law. Please obtain legal advice on your disclosure obligations prior to making any such offer.

* * * * *

We urge you to carefully review the information contained in this Offer Document and the Additional Documents.

Yours sincerely,

Starbucks Corporation